Results of Extraordinary Shareholders’ Meeting of Shinhan Bank

On July 10, 2009, Shinhan Bank, a wholly owned bank subsidiary of Shinhan Financial Group, held its extraordinary shareholders’ meeting and the agenda listed below was approved as originally proposed.

1) Business transfer of Shinhan Bank’s Japan branches

For details of the originally proposed agenda, please refer to our Form 6-K filed on July 1, 2009 regarding Shinhan Bank’s board of directors resolution to convene extraordinary shareholders’ meeting.